                                  UNITED STATES
             SECURITIES AND EXCHANGE COMMISSIONWashington, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

     (Check One): | | Form 10-K and Form 10-KSB |_| Form 11-K |_| Form 20-F
                  |X| Form 10-Q and Form 10-QSB |_| Form N-SAR

          For Period Ended: September 30, 2004

     |_|  Transition Report on Form 10-K

     |_|  Transition Report on Form 20-F

     |_|  Transition Report on Form 11-K

     |_|  Transition Report on Form 10-Q

     |_|  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



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                                     PART I
                             REGISTRANT INFORMATION

                              BENTLEY COMMERCE CORP
             (Exact name of registrant as specified in its chapter)


          FLORIDA                   0000-27347                  58-2534003
(State or other jurisdiction       (Commission                (IRS Employer
    of incorporation)              File Number)             Identification No.)

                  9040 TOWN CENTER PARKWAY, BRADENTON, FL 34202
              (Address of principal executive offices) (Zip Code)
       Registrant's telephone number, including area code: (941) 552-5669

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; |X|

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and |X|

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

            State below in reasonable detail why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As a result of unexpected delays in generating the data necessary to finalize the financial statements and accompanying notes of the Registrant's Form 10-QSB the report on Form 10-QSB could not be timely filed without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              BRUCE KAMM                         (646) 825-9001
     ---------------------------------------------------------------------------
               (Name)                    (Area Code) (Telephone Number)

            (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  |_| No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |_| Yes  |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 2004                    BENTLEY COMMERCE CORP.

                                            By: /s/ Bruce Kamm
                                                ------------------------------
                                                Name: Bruce Kamm
                                                Title: CEO


                                            By: /s/ Robert Schumacher
                                                ------------------------------
                                                Name: Robert Schumacher
                                                Title: COO

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).